TSX : IMG NYSE : IAG	NEWS RELEASE

IAMGOLD ANNOUNCES TRANSACTION
WITH SUMITOMO METAL MINING TO PROVIDE UP TO $340 MILLION IN
ADDITIONAL FUNDING FOR THE CONSTRUCTION OF THE CÔTÉ GOLD PROJECT

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 19, 2022 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that it has reached an agreement ("Agreement") to amend the Côté Gold Joint Venture Agreement ("JVA") with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM").

Under the Agreement, commencing in January 2023, Sumitomo will contribute certain of IAMGOLD's funding amounts to the Côté Gold Project ("Côté" or "the project") that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, IAMGOLD will transfer, in aggregate, an approximate 10% interest in Côté to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for IAMGOLD to repurchase the Transferred Interests pursuant to the terms of the Agreement (the "Repurchase Option").  IAMGOLD will pay a repurchase option fee to SMM on the terms set forth in the Agreement, and IAMGOLD shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold Project.  IAMGOLD may exercise its option through the payment of the aggregate amounts advanced by Sumitomo in respect of the Transferred Interests, subject to certain adjustments as set out in the Agreement relating to the period between initial gold production and commercial production.  Such terms are discussed further below and set out in detail in the Agreement.

IAMGOLD will remain the operator of the Côté Gold Project.

"The financial support of Sumitomo demonstrates to all of our stakeholders the strong validation of the Côté Gold Project from our partner and our alignment to complete construction and commence production," said Maryse Bélanger, Chair and interim President and CEO of IAMGOLD. "On behalf of the Board and IAMGOLD, I want to thank Sumitomo for their continued support and dedication as together we continue to build what will be Canada's third largest gold mine by production."

"The Côté Gold project remains on track for gold production in early 2024, in line with the updated schedule and cost to complete as outlined on our most recent project update at the end of last quarter. The successful construction and commissioning of the Côté Gold Project, together with our commitment to mine safely across all of our operations, is the most important strategic priority of IAMGOLD," continued Ms. Bélanger.

"It is Sumitomo's and IAMGOLD's intent for IAMGOLD to return to a 70% interest in the project, and the flexibility of the terms of the Agreement reflects that alignment. Notwithstanding the financing initiatives we have announced to date, we continue to advance further financing alternatives available to the company to strengthen its business, improve its liquidity and reduce amounts drawn under its credit facility, and in order to place the company in a strong position to return to a 70% interest in the Côté Gold Project at the appropriate time," concluded Ms. Bélanger.

Mr. Akira Nozaki, President and Representative Director of Sumitomo Metal Mining, added, "The Côté Gold Project has the potential to become a world-class, low-cost, long-life gold mine, and is one of the major pillars of Sumitomo Metal Mining's growth strategy outlined in our "2021 3-Year Business Plan". We believe that this transaction will further strengthen the friendly relationship between IAMGOLD and Sumitomo Metal Mining, while ensuring that the construction of this project will proceed without delay and secure the early start-up of operations."

Key Terms of the Agreement

  In addition to its proportionate monthly cash calls under the JVA, commencing with the January 2023 cash call, Sumitomo will contribute 100% of IAMGOLD's proportionate cash calls, up to a maximum of $250 million in aggregate of IAMGOLD's cash calls (the "Interim Participant Advances"). Based on the currently forecasted capital spending profile at the Côté Gold Project, it is expected that Sumitomo will provide this funding between January 2023 and April 2023.  IAMGOLD has the right to re-start funding its own cash calls on ten days' advance notice to Sumitomo prior to the $250 million maximum being funded.

  Each IAMGOLD monthly cash call that is funded by Sumitomo up to the $250 million maximum of Interim Participant Advances will result in IAMGOLD transferring an interest in the Côté Gold Project to Sumitomo, based on the dilution calculations under the JVA.

  In aggregate, it is estimated that IAMGOLD will transfer an approximate 10% interest in the Côté Gold Project to Sumitomo based on the $250 million maximum of funding through the Interim Participant  Advances, resulting in IAMGOLD holding an approximate 60% interest in the Côté Gold Project.

  After the $250 million funding limit with respect to Interim Participant Advances has been reached, going forward each of IAMGOLD and Sumitomo will fund joint venture expenditures in proportion to their revised joint venture interests.  Based on the currently forecasted capital spending profile at the Côté Gold Project and revised joint venture interests, it is expected that this will result in Sumitomo contributing an additional $90 million of construction cost funding to the project in 2023 (the "Incremental Contributions by SMM").

  Upon commencement of production, each of IAMGOLD and Sumitomo will fund joint venture expenditures and receive gold in proportion to their revised joint venture interests.

  In connection with the Repurchase Option, IAMGOLD will pay Sumitomo a repurchase option fee ("Repurchase Option Fee") equal to 3 Month SOFR plus 4.00% on the amounts advanced during construction and up to achieving commercial production.  This Repurchase Option Fee will be payable in cash quarterly from January 1, 2024.  The amount of the fee accrued until January 1, 2024 will be payable upon the earlier of IAMGOLD's repurchase of the Transferred Interests, or November 30, 2026.

  The Repurchase Option provides the ability for IAMGOLD to return to its full 70% joint venture interest by repaying the $250 million of IAMGOLD's cash calls funded by Sumitomo Interim Participant Advances, in addition to the following in respect of the Transferred Interests:
    Incremental Contributions by SMM, with respect to the Transferred Interests relating to capital expenditures advanced during construction, are estimated to be approximately $90 million during 2023, plus
    Incremental joint venture expenditures incurred after completion of construction and up to achieving commercial production, plus
    The Repurchase Option Fee accrued and not paid in 2023 and any accrued and unpaid Repurchase Option Fees at the time of repurchasing the Transferred Interests, less
    The value of the incremental gold production received by Sumitomo up to commercial production.

  IAMGOLD can exercise the Repurchase Option to repurchase the Transferred Interests on any one of the following: November 30, 2023, May 31, 2024, November 30, 2024, May 31, 2025, November 30, 2025, May 31, 2026 and November 30, 2026, on 60 day's prior notice to Sumitomo.

  The Agreement includes certain amendments to the JVA, including, among other things, increasing the approval threshold of the Oversight Committee (as defined in the JVA) for annual budgets and unbudgeted expenditures above specified amounts.  IAMGOLD's rights on the Oversight Committee are maintained.

  The Agreement is subject to the consent of IAMGOLD's senior lending syndicate.

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Goodmans LLP is acting as legal advisor for IAMGOLD. McCarthy Tétrault LLP is acting as legal advisor and RCI Capital Group is the sole financial advisor to Sumitomo in this transaction.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada), in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the sale of its interest in Rosebel, prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements in this news release include, but are not limited to, statements with respect to: receipt of regulatory approvals, construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold; the Company's strategic review of certain of its assets; the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and recovery from its operating mine sites; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects and the sale of Rosebel.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon, including the ongoing strategic review of certain of the Company's assets; political and legal risks; risks associate with the estimation of mineral reserves and mineral resources; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes, and the ability of the Company to successfully negotiation collective labour agreements; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, public health emergencies or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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